As filed with the Securities and Exchange Commission on August 30, 1999

                                                      Registration No. 333-80475

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------
                                 AMENDMENT NO. 2
                                       TO
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                               ------------------
                              DOCTORSURF.COM, INC.
             (Exact name of registrant as specified in its charter)

         Florida                              7375               59-3569844
(State or other jurisdiction   (Primary Standard Industrial   (I.R.S. Employer
of incorporation or             Classification Code Number)  Identification No.)
organization)
                              6950 Bryan Dairy Road
                              Largo, Florida 33777
                                 (727) 441-8663
               (Address, including zip code, and telephone number
        including area code, of registrant's principal executive offices)
                         ------------------------------

                              Dr. Rakesh K. Sharma
                              6950 Bryan Dairy Road
                              Largo, Florida 33777
                                 (727) 441-8663
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                         ------------------------------
                                   Copies to:
                                Martin A. Traber
                               Marina A. Choundas
                                 Foley & Lardner
                         100 N. Tampa Street, Suite 2700
                              Tampa, Florida 33602
                                 (813) 229-2300
                            Facsimile: (813) 221-4210
                         ------------------------------
       Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
                         ------------------------------
         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|


--------------------------------------------------------------------------------
         The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.
--------------------------------------------------------------------------------

               SUBJECT TO COMPLETION DATED ________________, 1999

                                25,000,000 Shares

                              DOCTORSURF.COM, INC.

                                  Common Stock

         DoctorSurf is offering 25,000,000 shares of common stock. We will not receive any proceeds from the offering of the common stock. The shares are being distributed by us at no cost to doctors who become members on DoctorSurf's web site in exchange for their providing us with biographical and other personal information. Each doctor who subscribes in this offering will receive 100 shares of common stock. This offering is not being underwritten.

         No public market for the common stock currently exists for the common stock. The common stock is not listed on any national securities exchange or the Nasdaq Stock Market.

               Investing in the common stock involves risks. See "Risk Factors" beginning on page 1.



                                        Price to Public      Proceeds to Company
    Per share.....................         $0.00                    $0.00
    Total.........................         $0.00                    $0.00


         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

         Our executive offices are located at 6950 Bryan Dairy Road, Largo, Florida 33777. Our telephone number is (727) 441-8663.


                     Prospectus dated _______________, 1999

                                TABLE OF CONTENTS

                                                                     Page

RISK FACTORS...........................................................1

USE OF PROCEEDS........................................................7

DIVIDEND POLICY........................................................7

CAPITALIZATION.........................................................7

MANAGEMENT'S PLAN OF OPERATION.........................................9

BUSINESS .............................................................12

MANAGEMENT............................................................15

PRINCIPAL SHAREHOLDERS................................................18

RELATIONSHIPS AND RELATED TRANSACTIONS................................20

DESCRIPTION OF SECURITIES.............................................21

PLAN OF DISTRIBUTION..................................................22

SHARES AVAILABLE FOR FUTURE SALE......................................23

EXPERTS  .............................................................24

LEGAL MATTERS.........................................................24

HOW TO GET MORE INFORMATION...........................................24

FINANCIAL STATEMENTS..................................................F-1

                                  RISK FACTORS

         An investment in the common stock involves certain risks. Before investing in the shares, you should carefully consider the risks described below and the other information included in this prospectus. If any of these risks actually occur, our business and financial condition could be harmed and we could possibly cease operations.

We have no operating history for you to evaluate our prospects

         We were formed in April 1999. We have not generated any revenue. We plan to complete all phases of our web site by the end of the fourth quarter of 1999. We have devoted all of our efforts to organizing activities and building our web site. Accordingly, we have no operating history on which you can evaluate us and our prospects. Our prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in the early stages of development in new and evolving markets for online services.

Our services are new and a market for our services might not develop

         We plan to develop relationships with doctors to offer healthcare-related services through our web site. There is no established business model for the sale of our service offerings over the Internet, and we may have to change our service offerings in the future. A possibility exists that a market for our services will never develop. If a market fails to develop or develops more slowly than expected, we might incur more losses than expected and we might not become profitable.

     To be successful, we must:

     o        attract a large membership base of doctors;

     o        increase awareness of our brand;

     o        develop and provide desirable services;

     o        continue to develop and upgrade our technology;

     o establish strategic relationships with service and content providers;

     o        build an operations structure to support our business; and

     o        attract and retain qualified personnel.

         We cannot guarantee that we will achieve these goals. We also cannot guarantee that doctors will accept our services as a replacement for traditional sources of the services that we plan to offer. Market acceptance of our services will depend on the continued growth in the use of the Internet in general and as a source of administrative and communication services in particular. The failure of our services to achieve market acceptance would prevent us from attracting a large member base and would adversely affect our revenue.

We will not receive any proceeds from this offering, and we may be unable to raise additional capital in the future

         We will not receive proceeds from this offering. Moreover, we currently have no revenue and do not expect to have any revenue until our web site is completed. We believe that we have sufficient capital to complete the creation our web site and partially fund operations for at least the next 12 months. However, we anticipate needing to raise additional funds through a private or public offering of our securities to fully implement our marketing plans for our web site and to hire additional personnel. We cannot be certain that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fully implement our marketing plans, hire a sufficient number of personnel, develop our brand, take advantage of unanticipated opportunities, and otherwise respond to competitive pressures will be significantly limited. If we raise additional funds by issuing equity securities or debt securities that are convertible into equity securities, the percentage ownership of our shareholders will be reduced and those securities may have rights and preferences that are senior to the common stock.

We have offered to each investor in our private placement the right to sell their shares of common stock back to us

         We previously sold 750,000 shares of our common stock at a price of $1 per share in a private placement that was not registered under the federal securities laws. The federal securities laws require the registration of securities unless an exemption from the registration requirement is available. A possibility exists that an exemption from registration was not available for the shares of common stock that we sold in our private placement. Accordingly, we have offered to each purchaser in the private placement the right to sell their shares back to us and receive a refund of the price paid by them of $1 per share.

         The private placement investors' right to sell their shares back to us began August 25, 1999 and will expire on August 25, 2000. To date, no investor has accepted our offer to sell their shares to us and receive a refund of the purchase price. However, if all purchasers in the private placement investors accept our offer, we would be required to pay to them $750,000. If this occurs, we cannot be certain that we will have sufficient funds to repurchase the shares that we sold in the private placement.

         In addition, we may be subject to liability under the federal securities laws because the federal securities laws do not expressly provide that liability is avoided because an offer is made to repurchase shares sold in violation of those laws. Thus, if our offer is rejected by the purchasers in the private placement, we may continue to have a contingent liability of $750,000 until August 25, 2000. In addition, we may be subject to fines or penalties with respect to the private placement.

         The $750,000 that we raised in our private placement will not be included as shareholders' equity on our balance sheet until August 25, 2000 or, if earlier, when the purchasers in the private placement reject the offer to sell their shares back to us. In addition, to the extent that purchasers in the private placement accept our offer, our capitalization will be reduced.

We anticipate future losses and might not become profitable

         We anticipate that we will incur losses for the foreseeable future. We will incur expenses in completing our web site and establishing our brand name. We intend to enter into arrangements with strategic partners that will provide service or content for our web site. These arrangements will require us to pay royalties, license fees and other forms of payment. We cannot be certain that we can achieve sufficient revenues in relation to our expenses to become profitable. If we do become profitable, we cannot be certain that we can maintain or increase our profitability.

We must establish and maintain our brand name

         We believe that establishing and maintaining the DoctorSurf.com brand and its reputation will be an important aspect of our efforts to attract and expand our member base and attract advertisers to our web site. To establish our brand name, we must successfully market our web site and doctors must perceive that we offer quality services. This might require that we spend more on marketing than we anticipate. If we fail to adequately establish our brand name, we will not be able attract a large member base. We believe that attracting 10,000 members will be necessary to generate revenues from online surveys and clinical drug trials. In addition, the amount of our advertising revenue will depend in part on the size of our member base.

         We have obtained the domain name "doctorsurf.com." We cannot be certain that we will be able to register the "DoctorSurf" mark with the United States Patent and Trademark Office. If we are required to stop using the "DoctorSurf" mark after our web site is operating, then current and potential members could be confused and our business could be disrupted.

We will depend on third-parties to provide services and content

         We will depend on third-parties to provide almost all of the services that we plan to offer to our members. These services include e-mail, discussion forums, interactive chats, practice management services, integrated bulletin boards, video conferencing, calendar and schedule, live medical procedures, and continuing medical education courses. Interruption of these and other services or the failure of these and other services to function properly could result in a reduction of our member base.

         We also plan to enter into strategic partnerships with content providers to provide content for our web site. If we are not able to establish these strategic partnerships or if we are not able to deliver high quality content on our web site, the content of our web site might not be sufficient to establish a large member base.

We will compete with similar Internet companies and might not be able to compete adequately

         The market for Internet products and services is highly competitive. There are no substantial barriers to entry in these markets, and we expect that competition will continue to intensify. We expect that we will compete for members, advertisers, and service and content providers with the following:

          o        online services or web sites targeted to doctors; and

          o electronic merchants and conventional retailers that provide healthcare services competitive to those offered by us.

         Many of these potential competitors are likely to enjoy substantial competitive advantages compared to us, including:

          o the ability to offer a wider array of online products and services;

          o greater name recognition and larger marketing budgets and resources; and

          o substantially greater financial, technical and other resources.

         Increased competition could result in an ability to attract and retain a large member base. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services.

Adoption of Internet as an advertising medium is uncertain

         We expect to derive a portion of our revenues from advertising on our web site. If we cannot attract a large member base, we will not be able to generate sufficient advertising revenue. In addition, because the Internet advertising market is new and rapidly evolving, we cannot predict its effectiveness as compared to traditional media advertising. As a result, demand and market acceptance for Internet advertising is uncertain. We cannot be certain that the market for Internet advertising will continue to emerge or become sustainable. If the market for Internet advertising fails to develop or develops more slowly than we expect, then our ability to generate advertising revenue would be materially adversely affected.

Our systems may fail and may be vulnerable to electronic break-ins

         We will rely on the Internet and will depend on the continuous, reliable and secure operation of Internet servers and related hardware and software. Our systems will be susceptible to outages and interruptions due to fire, floods, power loss, telecommunications failures, break-ins, and similar events. The systems of our third-party service and content providers will be subject to similar risks. To the extent that our service is interrupted or are members are inconvenienced, we could suffer from a loss in advertising or a decreased member base. We do not expect to have full redundancy for all of our computer systems and do not expect to maintain a back-up data facility.

         We retain confidential information in our database concerning our members. Therefore, maintaining the security of our confidential information is critical. Despite the implementation of security measures, our systems may be vulnerable to electronic break-ins, computer viruses, programming errors or similar disruptive problems. A material security breach could damage our reputation or result in liability to us.

Our success depends on the services of Dr. Sharma and Mr. Taneja

         Dr. Rakesh K. Sharma and Jugal K. Taneja originated the plan for DoctorSurf, and we continue to be dependent on their efforts to complete the development of the web site and to find advertisers and strategic partners. Thus, the loss of the services of either Dr. Sharma or Mr. Taneja would delay the establishment of our business. We do not have key man life insurance covering the lives of Dr. Sharma or Mr. Taneja.

         As we continue to grow, we will need to hire additional personnel. Competition for personnel throughout the Internet is intense. We may be unable to attract highly qualified employees in the future.

Possible changes in government regulation of the Internet could affect our ability to collect and use personal information

         We currently are not subject to direct regulation other than regulations that apply to businesses generally. Few laws currently exist that specifically regulate communications or commerce over the Internet. A number of proposals by federal and foreign governments may lead to laws or regulations concerning various aspects of the Internet, including the collection of personal information online. If the United States or foreign governments adopt legislation protecting user privacy, that legislation could affect our ability to collect or use personal information.

         In addition, the applicability to the Internet of existing laws is uncertain. If new laws are adopted or existing laws are applied in an unforeseen manner, it may decrease the use of the Internet, which would decrease the demand for our services and increase our cost of doing business.

Because we have limited resources, we may not be able to adapt to increased usage of the Internet or new technological developments

         The market for Internet products and services is characterized by rapid technological developments, evolving industry standards, and frequent new products and enhancements. If faster Internet access becomes more widely available through cable modems or other technologies, we may be required to make significant changes to the design and content of our web site to compete effectively. We cannot be certain that we will have the resources to make these changes.

         Also, as the number of web pages and users increase, we will need to modify the Internet infrastructure and our web site to accommodate increased traffic on the web site that we maintain. If we cannot modify our computer systems, we may experience system disruptions and slower response times.

Because there is no market for the common stock, you may not be able to sell your shares and your shares might not increase in value

         The common stock is not listed on any securities exchange or the Nasdaq Stock Market. No public trading market in the common stock exists, and we cannot be certain that one will develop. If an active trading market for the common stock does not develop, you may not be able to sell your shares and an increase in the value of your shares is less likely.

We could be liable for information retrieved from our web site

         We may be subject to third party claims for defamation, negligence, copyright or trademark infringement or other theories based on the nature and content of information supplied on our web site by us or third parties, including materials retrieved from a web site to which we have established a link from our web site. These claims could result in damages being assessed against us. In addition, we could incur significant costs in investigating and defending against those types of claims.

The issuance of preferred stock could delay or prevent a change in control

         Our articles of incorporation authorize the board of directors to issue shares of preferred stock and to establish the preferences and rights of any preferred stock issued. If we issued preferred stock, that class of stock would have the right to vote as a class on a merger or sale of assets of DoctorSurf. Accordingly, the issuance of preferred stock could have the effect of delaying or preventing a change in control of DoctorSurf, even if a change in control were in the best interests of the common stock shareholders.

A large percentage of our shares are held by our officers and directors, which could reduce your ability to participate in corporate actions.

         If we distribute all of the shares of common stock being offered in this offering, our current executive officers and directors will beneficially own or have voting control over approximately 28.52% of the outstanding common stock. Accordingly, these individuals, if they act as a group, will have substantial influence over all matters requiring shareholder approval, including the election of DoctorSurf's directors. Also, this concentration of ownership may also have the effect of delaying, deterring or preventing a change in control of DoctorSurf.

You may not be able to sell our common stock due to potential illiquidity if our common stock becomes subject to penny stock regulations.

         Because the common stock is not listed on any securities exchange and does not have a trading price of at least $5 per share, our common stock is subject to federal penny stock regulations. As a result, the market liquidity for the shares could be adversely affected because these regulations require broker-dealers to make a special suitability determination for the purchase and to have received the purchaser's written consent to the transaction prior to sale. This makes it more difficult administratively for broker-dealers to buy and sell stock subject to the penny stock regulations on behalf of their customers. As a result, it may be more difficult for a broker-dealer to sell your shares.

                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements. The terms "believe", "intend", "plan", "may", "will", "expect", "should", "could", "estimate", "anticipate", "possible", "probable", "continue", and similar terms identify forward-looking statements. The risk factors set forth in this prospectus identify important factors that could cause actual results to differ materially from those in the forward-looking statements. We have compiled the forward-looking statements in this prospectus based on assumptions that we believe are reasonable and on information that is currently available to us. Actual future results may differ significantly from the results discussed in the forward-looking statements. You should not place undue reliance on these forward-looking statements which apply only as of the date of this prospectus, and you are urged to consult with your advisors with respect to those statements.

                                 USE OF PROCEEDS

         We will not receive any proceeds from this offering. We are issuing 100 shares at no cost to each doctor who becomes a member on DoctorSurf's web site in exchange for providing DoctorSurf with biographical and other personal information.

                                 DIVIDEND POLICY

         We have never declared or paid dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future. We intend to reinvest earnings, if any, in the development or expansion of our business. Our board of directors will determine, in its sole discretion, whether to declare any dividends on our common stock in the future after taking into account various factors, including DoctorSurf's financial condition, operating results, current and anticipated cash needs and plans for expansion.

                                 CAPITALIZATION

         The following table sets forth, at May 14, 1999:

          o        the actual capitalization of DoctorSurf;

          o the pro forma capitalization reflecting (a) DoctorSurf's private placement of 750,000 shares of common stock which have a one-year put right at $1 per share and (b) Doctor-Surf's receipt of the subscription receivable; and

          o DoctorSurf's capitalization as adjusted to give effect to the sale by DoctorSurf of the 25,000,000 shares, at the offering price of $0.00 per share and after deducting other estimated offering expenses.

         This table should be read in conjunction with the consolidated financial statements of DoctorSurf and related notes included elsewhere in this prospectus.

                                                                                              May 14, 1999
                                                                            ----------------------------------------------------
                                                                               Actual            Pro Forma     As Adjusted
                                                                               ------            ---------     -----------
                                                                                                (unaudited)

Current portion of long term debt.......................................     $           0     $          0     $         0
Long term debt and other obligations, net of current portion                             0                0               0
Common stock, $0.01 value, 95,000,000 shares authorized;
      750,000 actual issued and outstanding.............................                 0          750,000         750,000
Shareholders' equity
      Common stock, $ 0.01 value, 95,000,000 shares authorized; 25,000,000 shares issued and outstanding; 50,000,000 shares issued and
      outstanding as adjusted...........................................           250,000                0         250,000
Subscription Receivable.................................................            (5,000)           5,000               0
Retained Earnings.......................................................                 0                0               0
                                                                              ------------       ----------      ----------
Total Shareholders' Equity..............................................           245,000            5,000         250,000
Total Capitalization....................................................           245,000          755,000       1,000,000
                                                                              ============       ==========      ==========

         DoctorSurf estimates the fair market value of the shares of common stock offered in this offering to be $1 per share, and the shares will be charged to operations as promotions cost at the time of their issuance.

                         MANAGEMENT'S PLAN OF OPERATION

Overview

         DoctorSurf is a development stage company that plans to develop a web-site for doctors that is dedicated to doctor education, communication and information exchange. We were incorporated in April 1999 and have not begun to offer services. Since our incorporation, we primarily have focused on organizing activities and the development of our website. Accordingly, we have not generated any revenue. DoctorSurf plans to derive revenue primarily from the following sources:

         o advertising revenue from businesses that are interested in using the DoctorSurf web site to advertise their services and products;

         o fees paid by companies that are interested in enrolling doctors in online surveys through our web site;

         o fees paid by pharmaceutical research and drug manufacturing companies that are interested in enrolling doctors in online clinical drug trials through our web site;

         o fees paid by doctors participating in online surveys, clinical drug trials, and continuing medical education courses through our web site; and

         o fees paid by attorneys to use our web site to obtain expert witnesses.

         DoctorSurf plans build a subscriber base by offering the following services to each doctor who logs onto the DoctorSurf.com web site and registers as a member by providing personal information:

         0 Free e-mail- an e-mail account in the form of physician@Doctor-Surf.com upon initial registration at the web site

         0 Discussion Forums - the ability to create and participate in web forums that address a variety of medical issues, including new procedures and insurance

         0 Interactive chats- the choice of participating in real-time or delayed discussions on topics of their choice

         0 Practice Management - an online means to organize and manage patient records, research diseases and consult with legal advisers

         0 Integrated Bulletin boards - the opportunity to post comments on ongoing discussions or on topics of interest, give feedback or propose a subject to discuss

         0 Live Video Conferencing - participation in live video conferences with their favorite speakers

         0 Calendar & Personal Schedule - personal calendar and schedule to keep track of important dates and events

         0 Live Medical Procedures - the unique and exciting opportunity to watch live medical procedures through state of the art Internet technology

         0 Educational Credits - the ability to earn continuing medical educational credits, or CME, through online courses

         0 Medical Library - access to comprehensive physician reference databases, journals and directories

         0    Medical News Hyperlinks - web links to relevant medical news sites

         0 Pearl of the Day - the DoctorSurf.com web site will provide fun and informational daily pearls of wisdom on a variety of topics

         Some of the services offered by DoctorSurf will have general application to doctors, and some will be targeted to medical specialties. Members on the web site do not have to accept DoctorSurf's offer of free shares in order to benefit from the web site's features. DoctorSurf plans to promote the web site to doctors through traditional marketing approaches, including attending medical conventions and placing advertisements in publications aimed at doctors. Therefore, even if there is minimal interest in this offering of free shares through the web site, DoctorSurf expects to be able to attract doctors to visit the web site and become members through alternative methods.

         The key factor in attracting advertising revenue is the size of DoctorSurf's subscriber base. DoctorSurf will not enter into any agreements or negotiations with advertisers until members have subscribed to its web site. When DoctorSurf begins to attract members, DoctorSurf plans to attract advertisers to its web site by demonstrating to those businesses that DoctorSurf's web site receives a high amount of traffic from doctors. DoctorSurf believes that it can attract advertisers to its web site almost immediately after the web site is completed. However, the advertising revenue generated by DoctorSurf will be directly related to the number of members to DoctorSurf's web site. If DoctorSurf cannot attract a sufficient number of members, DoctorSurf's advertising revenue will be insufficient, which could cause DoctorSurf to cease operations.

         DoctorSurf plans to promote its member base to pharmaceutical research and drug manufacturing companies to attract companies to enroll doctors in online surveys and clinical drug trials. DoctorSurf will not enter into any agreements or negotiations with companies to enroll doctors in online surveys and clinical drug trials until its member base is of sufficient size. DoctorSurf believes that a member base of 10,000 doctors will be necessary to generate revenue from online surveys and clinical drug trials. Once the member base is established, marketing expenses will be the sole cost incurred by DoctorSurf to generate revenues from these sources. As DoctorSurf does not administer the surveys or the drug trials, DoctorSurf is not subject to federal or state governmental regulation with respect to these services.

         DoctorSurf has entered into a technology agreement with Weblink Communications, Inc. for consulting and technology services related to its web site for a lump-sum fee of $14,450 plus a monthly maintenance fee of $359 for co-hosting and maintaining the web site. Under the agreement, Weblink Communications, Inc. has created a "coming soon" page and an e-mail solution for the web site. DoctorSurf's Chief Technology Officer and the other technology personnel we plan to hire will work to develop and launch a customized, interactive web site in the fourth quarter of 1999.

         DoctorSurf's ongoing costs and expenses include the monthly fee charged by Weblink Communications to host and update our web site and salaries to our technology and administrative personnel. Future costs and expenses will include sales and marketing expenses incurred to acquire additional subscribers on the web site.

Liquidity and capital resources

         DoctorSurf believes that it has sufficient capital to complete the creation its web site and partially fund operations for at least the next 12 months. However, we anticipate needing to raise additional funds through a private or public offering of our securities to fully implement our marketing plan for the web site and to hire additional personnel. DoctorSurf anticipates raising $10 to $20 million through a future private placement of equity or convertible debt securities within the next twelve months. DoctorSurf anticipates raising these funds from a small number of institutional investors. If all of the 25 million shares are not issued within 12 months, DoctorSurf will not terminate this offering before raising additional funds. If DoctorSurf is not able to raise these additional funds, its current funds will be sufficient to complete the web site and began operations. However, DoctorSurf will not be able to fully implement its marketing plans and hiring goals without additional funds. As a result, DoctorSurf believes that it will take a longer period of time to establish an awareness of its brand and to attract a large member base of doctors.

         If we raise additional funds by issuing equity securities or debt securities that are convertible into equity securities, the percentage ownership of our shareholders will be reduced and those securities may have rights and preferences that are senior to the common stock.

         The expected aggregate salary to employees is $50,000 per month.

Year 2000

         With the year 2000 approaching, many businesses and institutions are reviewing and modifying their computer systems to ensure they accurately process transactions involving dates after December 31, 1999. This effort is necessary because many existing computer systems and software products use only two digits to identify a year in the date field and assume that the first two digits of the year are always "19." Consequently, on January 1, 2000, computers that are not year 2000 compliant may read the year as 1900. Computer systems that calculate, compare or sort using the incorrect date may malfunction causing data corruption, system failures or disruptions of operations.

         DoctorSurf has purchased, or plans to purchase, servers, hardware and software that are new and year 2000 compliant. It therefore has not incurred any costs in becoming year 2000 compliant and has no contingency plan. Also, DoctorSurf is not dependent on third parties that may not be year 2000 compliant.

                                    BUSINESS

Introduction

         DoctorSurf was incorporated in April 1999 to provide a premier Internet web site for doctors that is dedicated to doctor education, communication and information exchange using state of the art technology, security, doctor authentication and a combination of Internet protocols. DoctorSurf plans to complete all phases of its DoctorSurf.com web site by the end of the fourth quarter of 1999.

Industry background

         The Internet is a rapidly growing, exciting new means of communicating, accessing information and engaging in commerce. Several factors have led to the growth of the Internet, including the expanding use of personal computers in many homes and businesses, easy and affordable accessibility to information, technology developments permitting faster and user-friendly Internet connections, and increased awareness of the Internet among consumer and business users.

         Medical information is one of the fastest growing areas of interest on the Internet. Cyber Dialogue, an independent research company, predicted in late 1998 that 30 million people are expected to use the Internet for health and medical content in the next two years, according to a November 5, 1998, article in New Media Age. Doctors who would like to obtain up-to-date information relevant to their practices and communicate with their colleagues can make use of the Internet to satisfy their information and communication needs. DoctorSurf will offer a web site that meets those needs by providing doctors fast and simple access to a variety of communications and information functions.

         Also, we believe that healthcare and pharmaceutical companies will have an increasing interest in using online advertising to reach target groups that reflect appealing and compatible demographics. According to an article in New Media Age published on December 10, 1998, Jupiter Communications, an independent research company, predicts that expenditures for online health and medical advertising will exceed $265 million by 2002. Overall, Jupiter Communications predicts that by 2002, North American companies will spend $7.7 billion advertising online, according to a March 15, 1999, article in Fortune.

Our services

         The anticipated schedule for completing our web site and beginning to offer services is as follows:

          o By November 1, 1999, DoctorSurf anticipates that its online application will be available on its web site. In addition, a brief description of the web and a skeleton of all channels to the web site will be available. Also by November 1, 1999, DoctorSurf plans to have identified its initial strategic service and content partners, and DoctorSurf expects to have a T1 internet communication line installed and a procedure established to verify the information supplied by members.

          o By January 1, 2000, DoctorSurf plans to have its web site completed with its initial service offerings. New features will be added as they are developed.

         The primary focus of DoctorSurf's business is to provide an education and communication forum for physicians that have an interest in sharing ideas and information, discussing clinical cases and the latest techniques with their colleagues, and participating in continuing medical education, or CME, courses to obtain required educational credits easily and conveniently. Through various national marketing efforts, including promoting the site at medical conventions and expos and advertising in periodicals aimed at the doctor community, we will encourage doctors to visit the DoctorSurf.com web site and to experience and enjoy all of the benefits the web site has to offer.

         To ensure a private community of doctors, DoctorSurf will require each member to provide his or her name, credentials, medical license and/or Drug Enforcement Agency, or DEA number. To become a member on the DoctorSurf web site and receive shares in this offering, interested doctors must also provide their telephone number and indicate their income level. The information provided by the doctors will be secured on the web site through transfer encryption technology, MS NT security, and a firewall server. DoctorSurf may sell or rent the subscriber list with the prior consent of each member.

         Upon registration at the web site, the doctor's medical license and/or DEA number will be matched electronically against the American Medical Association's web site or similar sites to qualify the doctor for membership. Once inside the web site, doctors who are members may participate in a wide range of available features, from viewing clinical techniques to updating their personal and professional calendars. The doctors who are members may participate fully in the web site even if they do not wish to receive free shares.

         We believe that we will be able to offer to doctors who are members on the web site discounts on products and services from companies that we believe will be interested in advertising on the web site. Jupiter Communications predicts that direct marketing in the pharmaceutical sector will be the major contributor to growth of the Internet health advertising industry, with pharmaceutical direct-to-consumer advertising accounting for 50% of total revenue by 2002, according to a December 10, 1998, article in New Media Age. The web site will permit doctors to quickly access comprehensive physician reference databases, journals and directories to help them in their practices. Doctors who are members will also be able to share experiences and exchange information in a private environment with other members through e-mail, real-time discussions or message boards.

         Our web site will also provide a visitor's section through which interested persons can take advantage of some of the web site's features, including access to a health library and medical news hyperlinks, without divulging the personal information needed to become a member. Those services are expected to be offered on the web site by the fourth quarter of 1999, and we anticipate that the costs incurred for those services will be the corresponding amount of the salaries of our technology and marketing personnel that will develop these features on the web site and negotiate agreements with libraries and news providers, respectively.

Our strategy

         Our strategy is to develop a large base of internet subscribers who are doctors through an attractive, user-friendly web site. The following are key elements of our strategy:

         o Create and implement a state-of-the art web site through our contract with Weblink Communications and through use of our technology personnel -- we plan to have the site completed by the end of the fourth quarter of 1999 at an estimated cost of $650,000

         o Sign up doctors to be members on the web site, through our marketing efforts and through this offering for free shares

         o Enter into advertising arrangements with different businesses and companies that are interested in advertising on our web site, based on the number of DoctorSurf subscribers with high income levels through the efforts of the marketing personnel we plan to hire

         o Continually upgrade our web site to add new medical information and services to visitors and members

         DoctorSurf does not intend to engage in related party transactions to generate revenue.

Key market

         DoctorSurf's services are targeted to doctors who have an interest in communicating with their colleagues and obtaining up-to-date information relevant to their practices.

Competition

         Due to the rapid expansion of the Internet, the market for Internet services and products is intensely competitive and rapidly changing. DoctorSurf will compete, directly and indirectly, for subscribers, and advertisers with other online services or web sites targeted to the healthcare industry generally, including mdavice.com, WebMD.com, Healtheon, Americasdoctor.com, Accesshealth.com and DrKoop.com.

         DoctorSurf believes that the central factors for attracting and retaining doctor subscribers are the depth, breadth and timeliness of services and content, the ability of DoctorSurf.com to offer interesting and compelling services and content, ease of use and name recognition. DoctorSurf believes that the principal factors that will attract advertisers to DoctorSurf.com are the number of members for the web site, the aggregate traffic on the web site, the demographics of the doctor subscribers and creativity in advertising placement on the site. To be competitive, DoctorSurf will need to respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis.

         Many of DoctorSurf's current and potential competitors have greater resources to devote to the development and promotion of their web sites in terms of a longer operating history, greater financial, technical and marketing resources, wider name recognition, and larger subscriber bases that in turn generate a greater ability to attract subscribers and advertisers. There can be no assurance that DoctorSurf will be able to compete successfully against current and future competitors, or that competitive pressures faced by DoctorSurf will not have a material adverse effect on its business, financial condition and operating results.

Personnel

         Currently, six employees work part-time for DoctorSurf. Dr. Sharma, while serving as president of DoctorSurf, is devoting only part of his time to that effort. He spends approximately 20 to 25 hours a week in day-to-day management of DoctorSurf. Mr. Taneja also spends approximately the same amount of time as Dr. Sharma in his capacity as vice-president and secretary. Drs. Kapil, Amin, Choudhry and Puri spend approximately 8 to 10 hours a week in management activities in their capacities as vice-presidents of DoctorSurf.

         We have outsourced our technology projects through our contractual arrangement with Weblink Communications, Inc., which has created a "coming-soon" page and established e-mail service on a server. We have employed a chief technology officer, however, and are in the process of employing seven other full-time employees, comprising three computer programmers, two web site designers, one data processor, and one secretary. We expect our internal technology department to complete the development of the web site started by Weblink Communications.

Legal proceedings

         We are not a party to any material legal proceedings.

                                   MANAGEMENT

Directors and executive officers

         The directors, executive officers, and key employees of DoctorSurf and their ages and positions held with DoctorSurf are as follows:

Name                                          Age    Positions
----                                          ---    ---------
Rakesh K. Sharma, M.D.....................     42    president and director
Jugal K. Taneja...........................     55    vice-president, secretary
                                                       and director
Sanjiv Kapil, M.D.........................     31    vice-president
Mahesh Amin, M.D..........................     43    vice-president
Umesh Choudhry, M.D.......................     38    vice-president
R.S. Puri, M.D............................     63    vice-president
Venkata Rao Emandi, M.D...................     58    vice-president
Martin A. Traber..........................     53    director

         Each of DoctorSurf's directors is elected for a one-year term at the annual meeting of shareholders and serves his or her successor is elected and qualified, or until his or her earlier death, resignation, or removal. DoctorSurf is not currently paying, and has no current plan to pay, any compensation to directors for their service on the board.

                  Dr. Rakesh K. Sharma is DoctorSurf's president and has served on the board of directors since DoctorSurf's inception. For the last five years he has been a cardiologist and has been a member of the medical staff of several hospitals in the Tampa Bay, Florida area. Dr. Sharma has been on the board of directors of Dynamic Health Products, Inc., a public Florida corporation that manufactures and packages health products and nutritional supplements, since March 1999.

                  Jugal K. Taneja is a vice-president and secretary of DoctorSurf and has served on the board of directors since DoctorSurf's inception. From November 1991 until December 1998, Mr. Taneja served as the chairman of the board and as chief executive officer of NuMED Home Health Care, Inc., a provider of home health care services and contract staffing of health care employees. He is currently a director of NuMED. From June 1993 until March 1998, he was also the chief executive officer of National Diagnostics, Inc., a provider of medical diagnostic services. NuMED and National Diagnostics, Inc., are publicly traded companies. Mr. Taneja has also been the chairman of the board of Nutriceuticals.com, Inc., a public company engaged in e-commerce, since March 1997. In addition, Mr. Taneja is currently serving as the chairman of the board of Dynamic Health Products, Inc., a public Florida corporation that manufactures and packages health products and nutritional supplements.
He has held that position since Dynamic's inception in January 1998.

                  Dr. Sanjiv Kapil is a vice-president of DoctorSurf. Dr. Kapil is a rheumatologist and for the last five years has been practicing in a multi-specialty group at a clinic in the Tampa Bay, Florida area.

                  Dr. Mahesh Amin is a vice-president of DoctorSurf. Dr. Amin is a cardiologist who has been in private practice in Clearwater, Florida for the last five years.

                  Dr. Umesh Choudhry is a vice-president of DoctorSurf. During the last five years, Dr. Choudhry was on the teaching staff at the University of Florida's medical school until April 1999 and is now practicing as a gastroenterologist in Clearwater, Florida. Dr. Choudhry has served as the president of Advanced Digestive Care, P.A., a Florida corporation formed for Dr. Choudhry's medical practice, since June 1999.

                  Dr. R.S. Puri is a vice-president of DoctorSurf. For the last five years, Dr. Puri has been a general practitioner with offices in Lakeland and Winter Haven, Florida.

                  Dr. Venkata Rao Emandi is a vice-president of DoctorSurf. During the past five years, Dr. Emandi has been an oncologist in private practice in the Tampa Bay, Florida area.

                  Martin A. Traber has served on the board of directors since DoctorSurf's inception. He has been a partner in the law firm of Foley & Lardner since August 1994. Prior to joining Foley & Lardner, Mr. Traber was a partner in the law firm of Arter & Hadden were he served for 10 years on the firm's management committee and was national chairman of the business and corporate departments and of the marketing and business development committee. Mr. Traber has over 27 years of experience in corporate finance and securities law.

         DoctorSurf has not yet obtained directors' and officers' insurance, but is in the process of taking quotes for it and plans to obtain insurance if it is available on a cost-effective basis.

Employees

         Currently, six employees work part-time for DoctorSurf. Dr. Sharma, while serving as president of DoctorSurf, is devoting only part of his time to that effort. Mr. Taneja also serves part-time in his capacity as vice-president and secretary, as well as Drs. Kapil, Amin, Choudhry and Puri in their capacities as vice-presidents of DoctorSurf.

         We have hired John Seeman to be our full-time chief technology officer starting August 1, 1999. Mr. Seeman worked as a developer of the online database applications with an Internet service provider for the last five years, and he is currently completing a Master's degree in Management of Information Systems at the University of South Florida.

Executive compensation

         No compensation is currently paid to officers of DoctorSurf and we do not plan to do so. Our chief technology officer, John Seeman, will be paid an annual salary of $85,000.

Employment agreements

         We have not entered into any employment agreement with our employees.

Key-man life insurance arrangements

         We have not obtained any key-man life insurance.


                             PRINCIPAL SHAREHOLDERS

         The following table sets forth information regarding beneficial ownership of DoctorSurf's common stock as of May 28, 1999, and as adjusted to reflect the sale of the shares in this offering by DoctorSurf, by:

          o each person who is known to own beneficially more than 5% of the outstanding shares of DoctorSurf's common stock,

          o   each of DoctorSurf's directors,

          o   each of DoctorSurf's officers, and

          o   all directors and executive officers of DoctorSurf as a group:

Name and Address                                                       Number of Shares              Percentage
----------------                                                       ----------------              ----------
Rakesh K. Sharma
     1819 Alicia Way
     Clearwater, FL  33764.....................................            5,000,000                   19.42%
21st Century Health Care Fund
     7270 Sawgrass Point Drive
     Pinellas Park, FL  33782..................................            2,500,000                    9.71
Carnegie Capital Ltd.
     7270 Sawgrass Point Drive
     Pinellas Park, FL  33782..................................            2,500,000                    9.71
John Armbruster
     665 Bay Esplanade #4
     Clearwater, FL  33767.....................................            2,500,000                    9.71
Brod Living Trust
     1 Cedar Glen Drive
     Blairstown, NJ  07825.....................................            2,500,000                    9.71
Stephen M. Watters
     6950 Bryan Dairy Road
     Largo, FL  33777..........................................            2,500,000                    9.71
R.S. Puri
     1209 Lakepoint Terrace
     Lakeland, FL  33813.......................................            1,000,000                    3.88
Mahesh Amin
     1802 Nottingham Care
     Clearwater, FL  33764.....................................            1,000,000                    3.88
Sanjiv Kapil
     207 S. Coolidge Avenue
     Tampa, FL  33609..........................................            1,000,000                    3.88
Jugal K. Taneja
     7270 Sawgrass Point Drive
     Pinellas Park, FL  33782..................................           5,900,000*                   22.91*
Umesh Choudhry
     7920 Oliver Road
     Largo, FL  33777..........................................             500,000                     1.94
Venkata Rao Emandi
     5723 West Shore Drive
     New Port Richey, FL 34652.................................             75,000                      .29
Martin A. Traber
     Foley & Lardner
     100 N. Tampa Street
     Suite 2700
     Tampa, FL  33602..........................................                0                         0
All current directors and officers as a group -
eight persons..................................................           14,475,000                   56.21


*Includes 900,000 shares owned directly and 5,000,000 shares owned by 21st Century Health Care Fund and Carnegie Capital
Ltd. Mr. Taneja is the beneficial owner of all of the interests of those two entities.


                     RELATIONSHIPS AND RELATED TRANSACTIONS

General

         We do not have a policy with regard to entering into transactions with affiliates.

Facilities

         Currently, DoctorSurf's operations are located at facilities located at 6950 Bryan Dairy Rd., Largo, FL 33777, owned by Dynamic Health Products, Inc. Jugal K. Taneja, who is a director and a vice-president of DoctorSurf, is the beneficial owner of all of outstanding shares of common stock of that company. DoctorSurf shares its facilities with Nutriceuticals.com., of which Mr. Taneja is chairman of the board of directors and Steven Watters is president. No rent will be charged for DoctorSurf's use of those facilities during our initial development phase. DoctorSurf plans to move to different facilities after initial financing is obtained.

Sales to officers and directors

         DoctorSurf has issued shares of its common stock to the following officers and directors who were founders of DoctorSurf at a price of $.01 per share:

Name                                         Position                                  Number of shares
----                                         --------                                  ----------------
Rakesh K. Sharma, M.D...................     president and director                    5,000,000

Jugal K. Taneja*........................     vice-president, secretary and director    900,000

Sanjiv Kapil, M.D.......................     vice-president                            1,000,000

Mahesh Amin, M.D. ......................     vice-president                            1,000,000

Umesh Choudhry, M.D ....................     vice-president                            500,000

R.S. Puri, M.D..........................     vice-president                            1,000,000

* Mr. Taneja is also the beneficial owner of an additional 5,000,000 shares that were sold to 21st Century Health Care Fund and Carnegie Capital Ltd. at a price of $.01 per share.

         DoctorSurf has also issued 75,000 shares of common stock to Venkata Rao Emandi, a vice-president of DoctorSurf, at a price of $1 per share.

Legal counsel

         Our legal counsel is Foley & Lardner. Martin A. Traber is a partner at Foley & Lardner as well as a director on DoctorSurf's board of directors.

Transactions with Promoters

         Dr. Rakesh K. Sharma, Jugal K. Taneja, John Armbruster, Stephen Watters, Albert T. Brod, and Lois N. Brod are promoters. John Armbruster, a beneficial owner of 9.7% of the outstanding shares of DoctorSurf's common stock, is the principal of Weblink Communications, Inc. Mr. Armbruster and Mr. Watters each purchased 2,500,000 shares of common stock from DoctorSurf at a price of $.01 per share. Albert T. Brod and Lois N. Brod are the principals of the Brod Living Trust, which purchased 2,500,000 shares of common stock from DoctorSurf at a price of $.01 per share.

                            DESCRIPTION OF SECURITIES

Description of capital stock

         Our authorized capital stock consists of 95,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. The following is a description of our capital stock.

Common stock

         In April 1999 DoctorSurf issued 25,000,000 shares of common stock to sixteen founders of DoctorSurf in a private placement exempt from registration under Rule 506 of Regulation D of the Securities Act of 1933. Also, in July 1999 DoctorSurf issued 750,000 shares in a private placement exempt from registration under Rule 506 of Regulation D of the Securities Act of 1933. The holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote at a meeting of shareholders, and except as provided by resolutions of DoctorSurf's board of directors providing for the issuance of any class or series of preferred stock, the exclusive voting power for all purposes is vested in the holders of common stock.

         Subject to the preferential rights of holders of preferred stock as provided by resolutions of DoctorSurf's board of directors authorizing the issuance of any class of preferred stock, holders of common stock are entitled to receive their pro rata share, based upon the number of shares held by them, of any dividends or other distributions as may be declared by the board of directors. In the event of a liquidation, dissolution, or winding up of DoctorSurf, holders of common stock are entitled to share ratably in all assets remaining after the payment or provision of DoctorSurf's debts and other liabilities and the liquidation preference of any outstanding preferred stock. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. The outstanding shares of common stock are, and the shares of common stock involved in this offering will be, when issued, validly issued, fully paid and nonassessable.

Preferred stock

         DoctorSurf's articles of incorporation authorize the board of directors to provide by resolution for the issuance from time to time of up to 5,000,000 shares of preferred stock in one or more class or series, with any special rights and preferences, including but not limited to dividend or liquidation preferences, voting rights and redemption rights, anti-dilution rights or conversion rights, as the board may specify.

         As of the date of this prospectus, the board of directors has not authorized the issuance of any class or series of preferred stock and no shares of preferred stock are issued or outstanding.

                              PLAN OF DISTRIBUTION

         We plan to distribute the shares through our web site. The material steps that a potential investor must complete in order to subscribe for our shares are as follows:

         o A doctor who logs onto our web site will have the option of becoming a "member" by completing an online application that asks for personal information, including name, address, type of practice and specialty, license and Drug Enforcement Agency, or DEA, number, annual income, and personal interests.

         o The online application will also have a box that permits a doctor who is interested in receiving 100 free shares to click on that box for more information. The box will contain a disclaimer that a registration statement has been filed with the SEC, and offer a hyperlink to the final prospectus, which the doctor will be able to download if he or she wishes. DoctorSurf will also make available a paper copy of the final prospectus upon request by a potential investor. The doctor has the option of then confirming that he or she has read the prospectus and would like to receive the free shares by clicking on another box. The doctor must confirm that he or she has read the prospectus before receiving shares.

         o A doctor who is interested in receiving the free shares will also be able to indicate his or her preference in the method of receiving the shares: 1) by book entry recordation of the shares through DoctorSurf's stock transfer agent, Continental Stock Transfer & Trust Company; or 2) by mailing an actual stock certificate to the doctor through the stock transfer agent.

         o Once the doctor clicks on a box confirming that he or she has read the prospectus and indicated a preference on how he or she would like to receive the 100 free shares, we will either issue uncerti-ficated shares through book entries by our stock transfer agent or mail a stock certificate evidencing ownership of the shares to the doctor through our stock transfer agent.

         All members who complete the online application, read the prospectus and indicate an interest in receiving our free shares will receive the same amount, 100 shares. The doctors who elect to receive our free shares will not have any post-subscription obligations.

         No affiliates may subscribe for our shares, and we do not have any plans or arrangements with anyone regarding the development of a trading market of the common stock. Currently, there are seventy two holders of record for the common stock.

                        SHARES AVAILABLE FOR FUTURE SALE

         Upon completion of this offering, DoctorSurf will have 50,750,000 shares of common stock outstanding, assuming all shares being offered are sold. The 25,000,000 shares of common stock sold in the offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of DoctorSurf. DoctorSurf's affiliates are people that directly or indeirectly control DoctorSurf, are controlled by DoctorSurf, or are under common control with DoctorSurf. For example, DoctorSurf's directors, executive officers, and significant shareholders are affiliates.

         The remaining approximately 25,750,000 shares of common stock will be "restricted" securities within the meaning of Rule 144 of the Securities Act of 1933, and may not be sold in the absence of registration under the securities laws unless an exemption from registration is available.

         One of those exemptions is Rule 144. In general, Rule 144 allows a shareholder, including an affiliate, who has beneficially owned restricted securities for at least one year to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume during the four calendar weeks preceding the sale. Sales under Rule 144 also must be sold through brokers or "market makers" and current public information regarding the company must be available. Shares properly sold in reliance on Rule 144 to persons who are not affiliates become freely tradable without restriction. The Rule 144 restrictions are not applicable to a person who has beneficially owned shares for at least two years and who is not an affiliate of the company.


                                     EXPERTS

         The balance sheet of DoctorSurf.com, Inc. as of May 14, 1999, appearing in this prospectus has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                  LEGAL MATTERS

         The validity of the common stock offered in this offering will be passed upon by Foley & Lardner. Martin A. Traber, a partner at Foley & Lardner, also serves on DoctorSurf's board of directors.

                           HOW TO GET MORE INFORMATION

         We have filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act with respect to this offering. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and its accompanying exhibits and schedules. For further information with respect to DoctorSurf and the securities in this offering, reference is made to the registration statement and including the accompanying exhibits and schedules.

         Statements contained in this prospectus as to the contents of any agreement or any other are not necessarily complete, and in each instance, reference is made to the copy of the agreement or document filed as an exhibit to the registration statement, with each statement being qualified in all respects by their reference.

         The registration statement, including accompanying exhibits and schedules, may be inspected and copied at the principal office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of those materials may also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C.
20549.

         Our registration statement can also be obtained electronically after we have file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system. The Commission maintains a world wide web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

         Prior to this offering, we have not been a reporting company under the Securities Exchange Act of 1934. After this offering, we intend to furnish to our shareholders annual reports, which will include financial statements audited by independent accountants, and other periodic reports as we may determine to provide or as may be required by law.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of DoctorSurf.com, Inc.:

We have audited the accompanying balance sheet of DoctorSurf.com, Inc. (the "Company") as of May 14, 1999. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company as of May 14, 1999 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Tampa, Florida

May 14, 1999

DOCTORSURF.COM, INC.

BALANCE SHEET
AS OF MAY 14, 1999
--------------------------------------------------------------------------------


ASSETS

CASH AND CASH EQUIVALENTS                                              $245,000
                                                                       ========

LIABILITIES AND SHAREHOLDERS' EQUITY


SHAREHOLDERS' EQUITY:

Preferred stock, $.01 par value - 5,000,000 shares authorized;
  No shares issued or outstanding                                      $      -
Common Stock, $.01 par value - 95,000,000 shares authorized;
  25,000,000 shares issued and outstanding                              250,000
Subscription Receivable                                                  (5,000)
                                                                       --------

         Total shareholders' equity                                    $245,000
                                                                       ========



See notes to balance sheet

DOCTORSURF.COM, INC.
NOTES TO BALANCE SHEET
AS OF MAY 14, 1999

         1.       ORGANIZATION AND NATURE OF BUSINESS

                  DoctorSurf.com, Inc. (the "Company") was formed pursuant to the Florida Business Corporation Act on April 15, 1999. The Company was incorporated to provide a premier Internet web site for doctors that is dedicated to doctor education, communication, and information exchange using state-of-the-art technology, security, doctor authentication, and a combination of Internet protocols. The Company is actively working on activating its web site during the third quarter of 1999. The Company's fiscal year end is December 31.

         2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                  Cash Equivalents - The Company considers investments with original maturities of three months or less to be cash equivalents.

         3.       SUBSCRIPTION RECEIVABLE

                  On May 14, 1999, sixteen individuals purchased 25,000,000 common shares of the Company in exchange for $245,000 in cash and a receivable for $5,000. The $5,000 receivable is shown as a subscription receivable in the accompanying balance sheet.

         4.       SUBSEQUENT EVENTS

                  The Company is in the process of preparing a private placement memorandum for the issuance of 750,000 shares for an estimated price of $1 per share. In addition, the Company is in the process of preparing a Form SB-2 filing for the issuance of 25,000,000 shares of common stock to be issued at no cost to doctors who become secured members on the Company's web site. The fair market value of these shares will be charged to operations as promotion costs at the time of their issuance.

                                   * * * * * *

         We have not authorized anyone to provide any
information or to make any representations in connection
with this offering other than the information or
representations contained in this prospectus.  You should
not rely on any additional information or representations                               25,000,000 SHARES
if made.

         This prospectus does not constitute an offer to
sell or a solicitation of an offer to buy any security:                              DOCTORSURF.COM, INC.

          o   except the common stock offered by this prospectus;

          o in any jurisdiction in which the offer or solicitation is not authorized;

          o in any jurisdiction where the dealer or other salesperson is not qualified to make the offer or solicitation;

          o   to any person to whom it is unlawful to make the                          _____________
              offer or solicitation; or
                                                                                          PROSPECTUS
          o   to any person who is not a United States resident
              or who is outside the jurisdiction of the United                          _____________
              States.

         The delivery of this prospectus or any accompanying sale does not imply that:

          o there have been no changes in the affairs of DoctorSurf after the date of this prospectus; or

          o the information contained in this prospectus is correct after the date of this prospectus.

              ------------------


                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of directors and officers

         Florida Corporation Law provides that a Florida corporation has the power to indemnify any person who is a party to any proceeding, other than an action by, or in the right of the corporation reason of the fact that the person was a director, officer, employee or agent of the corporation if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. Article IX of DoctorSurf's bylaws provides indemnification to DoctorSurf's directors and officers if they are involved in any action, suit or proceeding of any nature by reason of the fact that he or she is or was a director or officer of DoctorSurf.

Item 25. Other expenses of issuance and distribution

Securities and Exchange Commission filing fee..........    $              6,950
Printing and engraving expenses........................    $             10,000
Accountants' fees and expenses.........................    $              2,500
Legal fees and expenses................................    $             40,000
                                                           ====================
                  Total................................    $             59,450

         DoctorSurf will pay all of the fees, costs and expenses set forth above. Other than the SEC filing fee, all fees and expenses are estimated.

Item 26. Recent sales of unregistered securities

         In May 1999, DoctorSurf issued a total of 25,000,000 shares of common stock to eighteen founders of DoctorSurf at $.01 per share pursuant to an exemption from registration under Rule 506 of Regulation D of the Securities Act of 1933. DoctorSurf also completed, in July 1999, a private placement of 750,000 shares of common stock at $1.00 per share to accredited investors in a private placement exempt from registration under Rule 506 of Regulation D of the Securities Act of 1933.

Item 27. Exhibits


Exhibit
Number                                  Exhibit Description
-------                                 -------------------

3.1a*              Articles of incorporation of the registrant
3.1b*              Articles of amendment to articles of incorporation of the
                   registrant
3.2*               By-laws of the registrant
5.1**              Opinion of Foley & Lardner regarding legality
10.1*              Technology Agreement between Weblink Communications, Inc. and
                   DoctorSurf.com, Inc.
23.1**             Consent of Foley & Lardner - included in Exhibit 5.1
23.2               Consent of Deloitte & Touche
24.1*              Power of Attorney relating to subsequent amendments -
                   included on the signature page of this
                   registration statement.
27*                Financial Data Schedule

                  *Previously filed

                  **To be filed by amendment.

Item 28.  Undertakings

         The undersigned small business issuer undertakes as follows:

                  (a)      The small business issuer will:

                           (1)   file, during any period in which it offers or
sells securities, a post-effective amendment to this registration statement to:

                                 (i)  Include any prospectus required by Section
10(a)(3) of the Securities Act of 1933;

                                (ii)  Reflect in the prospectus any facts or
events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum offering price set forth in the "Calcula-tion of Registration Fee" table in the effective registration statement; and

                               (iii)  Include any additional or changed
material information on the plan of distribution.

                           (2)   For determining any liability under the
Securities Act of 1933, treat each post-effective amendment as a new registra-tion statement of the securities offered, and the offering of the securities at that time shall be deemed to be the initial bona fide offering.

                           (3)   File a post-effective amendment to remove from
registration any of the securities that remain unsold at the end of the offering.

                           (4)   Insofar as indemnification for liabilities
arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the issuer pursuant to the foregoing provisions, or otherwise, the issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 Amendment No. 2 and authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Largo, State of Florida, on this 30th day of August, 1999.


                                            DOCTORSURF.COM, INC.


                                            By:      /s/ Rakesh K. Sharma
                                               --------------------------------
                                               Rakesh K. Sharma, president and
                                               member of the board of directors

         In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                                        Title                                        Date
---------                                        -----                                        ----


/s/ Rakesh K. Sharma                         president and director (principal executive      August 30, 1999
------------------------------------         officer)
Rakesh K. Sharma

/s/ Jugal K. Taneja                          vice-president and director (principal           August 30, 1999
------------------------------------         financial and accounting officer)
Jugal K. Taneja

/s/ Martin A. Traber                         director                                         August 30, 1999
------------------------------------
Martin A. Traber
